

Claire Tuley · 3rd

Attorney at Baker Donelson

Chattanooga, Tennessee, United States · 67 connections ·

[Contact info](#)

 **Baker Donelson**

 **University of Tennessee College of Law**

Experience

 **Baker Donelson**
2 yrs 9 mos

 **Attorney**
Aug 2018 – Present · 2 yrs 9 mos
Chattanooga, Tennessee Area

 **Attorney**
Aug 2018 – Present · 2 yrs 9 mos
Chattanooga, Tennessee Area

Student
Univeristy of Tennessee College of Law
Aug 2015 – Present · 5 yrs 9 mos
Knoxville, Tennessee

Third year law student. Class rank 15/114 (top 13%)

 **Paralegal**



Baker Donelson
Aug 2012 – Jul 2015 · 3 yrs
Chattanooga, Tennessee Area

Draft legal documents; assemble closing packages; coordinate deliveries; review title policies; review surveys; research

Special Events Support
George Mason University
Jan 2012 – Aug 2012 · 8 mos
Kellar Institute for Human Disabilities

Prepare materials for conferences. Oversee large copy orders. Complete data entry from workshops. Maintain inventory of office materials. Maintain inventory of iPad apps for parents and educators to consult.

Research and Communications Intern
Brady Campaign to Prevent Gun Violence
Jan 2012 – Mar 2012 · 3 mos

Organize and summarize research for monthly research updates. Contact members of the media to pitch stories. Locate relevant news stories and update to website. Research background information on breaking news stories for the communications team. Create social media updates on twitter and facebook.

Show 3 more experiences ⌄

Education



University of Tennessee College of Law
2015 – 2018

University of Mary Washington
BA, History
2007 – 2011
Activities and Societies: Young Women Leaders Program (Mentor, Facilitator, President)

Graduated Magna Cum Laude, recipient of the Vance Award for Excellence in Historical Research, member of Phi Alpha Theta and Alpha Phi Sigma



